PROXY MEMO

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Fastenal Company

Name of persons relying on exemption: As You Sow

Address of persons relying on exemption: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

For questions, please contact Andrew Behar, As You Sow, abehar@asyousow.org

Shareholder Proposal No. 4 on Fastenal Company 2019 Proxy Statement:
Shareholder Proposal Relating to Diversity Reporting

We are writing to urge you to VOTE “YES” ON PROPOSAL 4 on the Fastenal Proxy Statement, which asks the Company to provide metrics on workforce diversity. The Proposal makes the following specific request:

RESOLVED: Shareholders request that the Board of Directors issue a report to shareholders by 180 days after the 2019 Annual Meeting, at reasonable expense and excluding confidential information, assessing the diversity of our company's workforce.

Supporting Statement

Proponents recommend that the assessment include:

•	Metrics on the percentages of gender categories for global operations, and the standard EEO-1 racial and ethnic group categories for U.S. operations, disaggregated, at a minimum, into management (Executive/Senior-Level, and First/Mid-Level Officials) and non-managerial employees (all other EEO-1 Standard Occupational Classifications);

•	The amounts of any legal or regulatory fines and settlements associated with diversity issues;

•	A description of our policies and programs for fostering diversity of employees across our global operations.

Rationale for a “YES” vote:

Diversity reporting is financially material for Fastenal’s investors. As the Sustainability Accounting Standards Board (SASB) notes,

[t]he Multiline and Specialty Retailers & Distributors industry is consumer-facing and relies on the ability to communicate effectively with customers during the sales process and adapt to changing consumer demands for products. As the populations of many developed markets undergo a massive demographic shift, including increases in minority populations, companies in this industry can benefit from ensuring that their company culture and hiring and promotion practices embrace the building of a diverse workforce at management- and junior-level positions. Retailers that respond to this demographic shift and employ staff who will be able to recognize the needs of diverse populations may be better able to capture demand from segments that have traditionally been overlooked, which can provide companies a competitive advantage. Furthermore, such companies may benefit from decreased legal and regulatory risks, as well as improved reputational value.1

For these reasons the SASB has determined that “Workforce Diversity and Inclusion” is a sustainability issue “most likely to impact the operating performance or financial condition of the typical company in [the Multiline and Specialty Retailers & Distributors] industry.”

The SASB has created financially material disclosure standards based on decision-useful, comparable metrics that allow investors to measure the impact of workforce diversity on operating performance and financial condition. The metrics referenced by the SASB standard are “[p]ercentage of gender and racial/ethnic group representation for (1) management and (2) all other employees;” and “[t]otal amount of monetary losses as a result of legal proceedings associated with employment discrimination.” Disclosure of both of these metrics is recommended in the Supporting Statement of the Proposal.

The Company’s opposition to the Proposal centers on:

•	Its “policy to provide equal employment opportunity / affirmative action to all employees and applicants for employment in accordance with all applicable federal, state, or local, executive orders, regulations and laws;”

•	The implementation of “several initiatives designed to foster diversity of employees across our global operations,” including centralized application review by Fastenal’s Diversity and Compliance Team, distributing job postings to more than 600 diversity websites, and recruiting trainings focusing on equal employment opportunity and affirmative action;

•	The assertion that, “we do not believe that EEO-1 data is a reliable measure of our global commitment to equal opportunity employment and, as with all data, it can be subject to misinterpretation or abusive practices by competitors.” In addition, the Company expresses a desire to “[keep] our employees' personal information strictly confidential, unless disclosure is required by law or regulation.”

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1 MULTILINE AND SPECIALTY RETAILERS & DISTRIBUTORS, Sustainability Accounting Standard, Prepared by the Sustainability Accounting Standards Board, October 2018, p.16. Available at https://www.sasb.org/wp-content/uploads/2018/11/Multiline_and_Specialty_Retailers_Distributors_Standard_2018.pdf.

The Company’s first two points are appreciated and laudable, but don’t satisfy the needs of investors who require material disclosure to monitor the progress of workforce diversity. The third point is dubious.

Material disclosure is the basis of the Proposal, and the basis of federal securities law

Disclosure is the bedrock concept of federal securities law. As the Supreme Court has stated, “‘[t]his Court “repeatedly has described the ‘fundamental purpose’ of the [1934 Securities Exchange] Act as implementing a ‘philosophy of full disclosure.’”2 The most salient aspect in considering whether disclosures are helpful to investors is related to materiality, a concept which has been considered “the cornerstone of the federal securities laws since Congress incorporated this principle in the first of these laws in the 1930s.”3

The Supreme Court took up the definition of materiality in 1976’s TSC Industries v. Northway.4 The Court arrived at a definition of materiality that is now widely known:

What the standard does contemplate is a showing of a substantial likelihood that, under all the circumstances, the omitted fact would have assumed actual significance in the deliberations of the reasonable shareholder. Put another way, there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.5

The Court’s exposition of materiality therefore highlighted that the essential aspect of the materiality test was that a fact be decision-useful in the eyes of the reasonable investor. Decision-usefulness necessarily implies comparability, as “…investment decisions essentially involve a choice between competing investment alternatives.”6 Comparability has been recently showcased as a core principle of the Securities and Exchange Commission’s disclosure requirements by Chairman Clayton.7 Comparability can extend along the dimension of time as well as across a universe of firms, as investors desire to evaluate corporate performance from period to period, even for a single company.8 Comparability is stifled, however, in the absence of metrics.

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2 Basic v. Levinson, 485 U.S. 230 (1988).

3 Business Roundtable, The Materiality Standard for Public Company Disclosure: Maintain What Works, 3 (Oct. 2015), http://businessroundtable.org/sites/default/files/reports/Materiality%20White%20Paper%20FINAL%2009-29-15.pdf.

4 TSC Industries, Inc. v. Northway, Inc., 426 U.S. 438 (1976).

5 Id. at 449; See also Basic v. Levinson, 485 U.S. 224, 232 (1988) (“We now expressly adopt the TSC Industries standard of materiality for the § 10(b) and Rule 10b-5 context.”); Halliburton Co. v. Erica P. John Fund, Inc., 134 S. Ct. 2398, 2413 (2014) (reaffirming this standard of materiality).

6 40 Fed. Reg. 51,662 (Nov. 6, 1975)

7 Remarks for Telephone Call with SEC Investor Advisory Committee Members, Chairman Jay Clayton, Feb. 6, 2019. Available at https://www.sec.gov/news/public-statement/clayton-remarks-investor-advisory-committee-call-020619

8 Id.

The dearth of metrics in sustainability disclosure has frustrated the reasonable investor

The Sustainability Accounting Standards Board (SASB) has produced a series of exhaustive analyses of U.S. issuers’ financial disclosures.9 The Board has found that while most issuers already address most SASB topics in their filings (“73 percent of companies in the analysis reported on at least three-quarters of the sustainability topics included in their industry standard”),10 “most sustainability disclosure consists of boilerplate language, which is largely useless to investors: The most common form of disclosure across the majority of industries and topics was generic boilerplate language, which is inadequate for investment decision-making.”11 Moreover, “[s]ustainability performance metrics are rarely disclosed and lack comparability when they are: Companies used metrics—obviously more useful to investment analysis—in around 29 percent of the cases in which a disclosure occurred. Importantly, even in these cases, the metrics were non-standardized and therefore lacked comparability from one firm to the next.”12 The SASB sums up the issue of ESG disclosure with the statement, “…by and large, companies continue to take a minimally compliant approach to sustainability disclosure.”13

Investor frustration with the lack of metrics in sustainability reporting is palpable: According to PwC, “[m]ore than nine out of ten investors (92%) say companies are not disclosing ESG data in a way that makes it easy to compare to other companies...”14 Clearly, disclosure that is not grounded in metrics, or relies on metrics that are not comparable, cannot meet the test of being decision-useful to the reasonable investor. Fastenal may be an inclusive company and its workforce may be diverse, or not; this is irrelevant to its investors if the Company’s current body of disclosure does not meet the test of comparability. If the Company’s disclosure does not qualify as decision-useful in the eyes of a reasonable investor, then it does not meet the materiality standard requested by the Proposal.

Material diversity proposals are supported by investors

The SASB’s standards have attracted wide support from the investment community. The SASB Investor Advisory Group, 32 global asset owners and asset managers, includes six of the world’s ten largest investment advisers. Members of this group “[b]elieve SASB’s approach—which is industry-specific and materiality-focused—will help provide investors with relevant and decision-useful information,” and “[b]elieve that SASB standards can inform integration of sustainability factors into investment and/or stewardship processes, such as corporate engagement and proxy voting.”15 Members of the SASB Investor Advisory Group and SASB Alliance, “a growing movement of organizations that believe standardized, industry-specific, and materiality-based standards help companies and investors adapt to the market’s expectations,” comprise among others pension funds of six states.16

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9 Sustainability Accounting Standards Board [SASB], State of Disclosure Report 2017, (2017) https://www.sasb.org/wp-content/uploads/2017/12/2017State-of-Disclosure-Report-web.pdf.

10 Id. at 2.

11 Id.

12 Id.

13 Id. at 3.

14 PWC Governance Insights Center, Investors, Corporates, and ESG: Bridging the Gap, 6 (Oct. 2016), https://www.pwc.com/us/en/governance-insights-center/publications/assets/investors-corporates-and-esg-bridging-the-gap.pdf.

15 https://www.sasb.org/investor-use/supporters/

16 https://www.sasb.org/alliance-membership/organizational-members/

Both proxy advisers and investment advisers are on record as explicitly considering SASB’s financially material standards to guide their voting recommendations. For example, Glass Lewis has pledged to “integrate SASB’s industry-specific materiality guidance across research and vote management products.”17 Investment advisers such as Neuberger and Berman advertise their “commitment to integrating the [SASB’s] guidance on materiality into our evaluation of the proxy votes that we cast on behalf of clients.”18

Shareholder resolutions regarding diversity, and those explicitly referencing EEO-1 category percentage disclosures, are increasing over time and receiving increasing support as well. This table summarizes numbers of EEO-1 resolutions filed, and average level of shareholder support, that are available in the Ceres database by year since 2015:19

Year	Number of proposals filed	Average support level (%)
2015	3	24.4
2016	4	27.0
2017	9	32.4
2018	9	40.6

It should be noted that these proposals request more detailed information in terms of the number of EEO-1 categories specified than is requested in our Proposal.

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17 http://www.glasslewis.com/glass-lewis-to-integrate-sasbs-industry-specific-materiality-guidance-across-research-and-vote-management-products/

18 https://www.nb.com/pages/public/global/insights/voting-the-votes-materiality-one-year-later.aspx

19 https://www.ceres.org/resources/tools/climate-and-sustainability-shareholder-resolutions-database

This information should not be considered to be confidential

U.S. corporations have long sought to conceal their diversity statistics under the cloak of “confidentiality,” or by arguing that EEO-1 data are misleading. The Department of Labor (DoL) has traditionally sided with business in refusing Freedom of Information Act (FOIA) requests for diversity statistics on this basis. In response to a 2017 lawsuit filed by the Center for Investigative Reporting, however, the Department determined in October, 2018 that it will release EEO-1 data over the objections of government contractors from now on.20 Reluctance to disclose about diversity can sometimes be instructive. Palantir Technologies, in its attempt to block the DoL from complying with a FOIA EEO-1 request, declared that a diverse workforce is more “than just a legal concept; it is a business imperative.”21 But the company’s forced disclosure revealed that only 23% of its managers were female. Palantir, accused of hiring discrimination by the U.S. government, recently settled for $1.7 million.22 The investor protection and public interest aspects of EEO-1 diversity disclosure dwarf sometimes sham concerns about confidentiality and misinterpretation.

Conclusion

Fastenal Company opposes issuing financially material disclosure that provides decision-useful investor protection as it serves the public interest. We therefore urge a “Yes” vote for Proposal 4 on the 2019 Fastenal Proxy Statement.

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20 Will Evans and Sinduja Rangarajan, “We got the government to reverse its longtime policy to get Silicon Valley diversity data,” https://www.revealnews.org/blog/we-got-the-government-to-reverse-its-longtime-policy-to-get-silicon-valley-diversity-data/

21 Id.

22 “US DEPARTMENT OF LABOR SETTLES CHARGES OF HIRING DISCRIMINATION WITH SILICON VALLEY COMPANY,” Press Release, April 25, 2017. Available at https://www.dol.gov/newsroom/releases/ofccp/ofccp20170425.